Mail Stop 3561

April 19, 2010

Stephen J. Sperco
Chief Executive Officer
Bluegate Corporation
701 North Post Oak Road, Suite 600
Houston, Texas 77024

> **Re: Bluegate Corporation**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 1, 2010**
> **File No. 000-22711**

Dear Mr. Sperco:

　　We have completed our review of your Preliminary Information Statement on Schedule 14C and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director